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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Blockbuster Inc.
(Name of Issuer)
Class B common stock, par value $.01 per share
(Title of Class of Securities)
093679207
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	093679207

1	NAMES OF REPORTING PERSONS Foxhill Opportunity Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		4,509,235

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,509,235

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,509,235

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	093679207

1	NAMES OF REPORTING PERSONS Foxhill Opportunity Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,509,235

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,509,235

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,509,235

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	PN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	093679207

1	NAMES OF REPORTING PERSONS Foxhill Opportunity Offshore Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		4,509,235

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,509,235

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,509,235

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	093679207

1	NAMES OF REPORTING PERSONS Foxhill Capital (GP), LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		4,509,235

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,509,235

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	4,509,235

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	6.3%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	093679207

1	NAMES OF REPORTING PERSONS Foxhill Capital Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware

	5	SOLE VOTING POWER

NUMBER OF		5,255,210

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,255,210

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,255,210

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IA, OO
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

CUSIP No.	093679207

1	NAMES OF REPORTING PERSONS Neil Weiner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	5	SOLE VOTING POWER

NUMBER OF		5,255,210

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,255,210

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,255,210

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.3%**

12	TYPE OF REPORTING PERSON* (SEE INSTRUCTIONS)

	IN
*SEE INSTRUCTIONS BEFORE FILLING OUT
**SEE ITEM 4(b).

]

SCHEDULE 13G
This Schedule 13G (the “Schedule 13G”) is being filed on behalf of (i) Foxhill Opportunity Master Fund, L.P., a Cayman Islands exempted limited partnership (“Foxhill Master Fund”), (ii) Foxhill Opportunity Fund, L.P., a Delaware limited partnership (“Foxhill Opportunity”), and Foxhill Opportunity Offshore Fund, Ltd., a Cayman Islands exempted company (“Foxhill Offshore”), each as a general partner of Foxhill Master Fund, (iii) Foxhill Capital (GP), LLC, a Delaware limited liability company (“Foxhill GP”), as general partner of Foxhill Opportunity, (iv) Foxhill Capital Partners, LLC, a Delaware limited liability company (“Foxhill Capital”), as investment manager of each of Foxhill Opportunity, Foxhill Offshore, Foxhill Master Fund and a third-party managed account (the “Managed Account”), and (v) Mr. Neil Weiner (together, with the persons listed in (i), (ii), (iii), (iv) above, the “Reporting Persons”), as the managing member of each of Foxhill GP and Foxhill Capital, relating to shares of Class B common stock, par value $.01 per share (the “Common Stock”) of Blockbuster Inc., a Delaware corporation (the “Issuer”).
Item 1(a) Name of Issuer.
Blockbuster Inc.
Item 1(b) Address of Issuer’s Principal Executive Offices.
1201 Elm Street
Dallas, Texas 75270
Item 2(a) Name of Person Filing.
Foxhill Opportunity Master Fund, L.P. (“Foxhill Master Fund”), Foxhill Opportunity Fund, L.P. (“Foxhill Opportunity”), Foxhill Opportunity Offshore Fund, Ltd. (“Foxhill Offshore”), Foxhill Capital (GP), LLC (“Foxhill GP”), Foxhill Capital Partners, LLC (“Foxhill Capital”), and Mr. Neil Weiner.
Item 2(b) Address of Principal Business Office, or, if none, Residence.
502 Carnegie Center
Suite 104
Princeton, New Jersey 08540
Item 2(c) Citizenship or Place of Organization.
Foxhill Master Fund is a Cayman Islands exempted limited partnership. Foxhill Opportunity is a Delaware limited partnership. Foxhill Offshore is a Cayman Islands exempted company. Foxhill GP and Foxhill Capital are Delaware limited liability companies. Mr. Neil Weiner is a U.S. citizen.

Item 2(d) Title of Class of Securities.
Class B common stock, par value $.01 per share (the “Common Stock”).
Item 2(e) CUSIP Number.
093679207
Item 3 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☑	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Item 4 Ownership.
(a)
Foxhill Master Fund beneficially owns 4,509,235 shares of Common Stock of the Issuer, representing approximately 6.3% of the Issuer’s outstanding shares of Common Stock, which percentage is based upon the 72,000,000 shares of Common Stock issued and outstanding as of November 7, 2008, as reported in a Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 14, 2008 (the “Issued and Outstanding Shares”).

(b)
Each of Foxhill Opportunity and Foxhill Offshore, as the general partners of Foxhill Master Fund, may be deemed to beneficially own the 4,509,235 shares of Common Stock owned by Foxhill Master Fund, representing approximately 6.3% of the Issued and Outstanding Shares.

(c)
Foxhill GP, as the general partner of Foxhill Opportunity, may be deemed to beneficially own the 4,509,235 shares of Common Stock owned by Foxhill Master Fund, representing approximately 6.3% of the Issued and Outstanding Shares.

(d)
Foxhill Capital, as the investment manager of the Managed Account, Foxhill Master Fund, Foxhill Opportunity and Foxhill Offshore, may be deemed to beneficially own the 4,509,235 shares of Common Stock owned by Foxhill Master Fund, representing approximately 6.3% of the Issued and Outstanding Shares, and the 745,975 shares of Common Stock owned by the Managed Account, representing approximately 1.04% of the Issued and Outstanding shares.

(e)
Neil Weiner, as the managing member of Foxhill GP and Foxhill Capital, may be deemed to beneficially own the 4,509,235 shares of Common Stock owned by Foxhill Master Fund, representing approximately 6.3% of the Issued and Outstanding Shares, and the 745,975 shares of Common Stock owned by the Managed Account, representing approximately 1.04% of the Issued and Outstanding shares.

Item 5 Ownership of Five Percent or Less of a Class.
Inapplicable.
Item 6 Ownership of More Than Five Percent on Behalf of Another Person.
Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.
Inapplicable.
Item 8 Identification and Classification of Members of the Group.
Inapplicable.
Item 9 Notice of Dissolution of Group.
Inapplicable.
Item 10 Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1

Joint Filing Agreement dated February 13, 2009, between Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Neil Weiner.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2009	FOXHILL OPPORTUNITY MASTER FUND, L.P.
	By:	/s/ Neil Weiner
		Name:	Neil Weiner
		Title:	Authorized Person

FOXHILL OPPORTUNITY FUND, L.P. By: FOXHILL CAPITAL (GP), LLC, general partner
	By:	/s/ Neil Weiner
		Name:	Neil Weiner
		Title:	Managing Member

FOXHILL OPPORTUNITY OFFSHORE FUND, LTD.
	By:	/s/ Neil Weiner
		Name:	Neil Weiner
		Title:	Director

FOXHILL CAPITAL (GP), LLC
	By:	/s/ Neil Weiner
		Name:	Neil Weiner
		Title:	Managing Member

FOXHILL CAPITAL PARTNERS, LLC
	By:	/s/ Neil Weiner
		Name:	Neil Weiner
		Title:	Managing Member

/s/ Neil Weiner
Neil Weiner

EXHIBIT INDEX
Exhibit 1
Joint Filing Agreement dated February 13, 2009, between Foxhill Master Fund, Foxhill Opportunity, Foxhill Offshore, Foxhill GP, Foxhill Capital and Mr. Neil Weiner.